FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of December 2010 (No. 2)

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On November 15, 2010, we entered into Amendment No. 4 to the Standby Equity Purchase Agreement dated August 11, 2009 between us and YA Global Master SPV Ltd., as amended by Amendment No. 1 thereto dated August 27, 2009, Amendment No. 2 thereto dated February 4, 2010 and Amendment No. 3 thereto dated April 22, 2010 (collectively, the “SEPA”).

Amendment No. 4 to the SEPA increases the amount of our ordinary shares that YA Global is committed to purchase under the SEPA, upon the terms and subject to the conditions set forth therein, by $35 million.  Under the terms of the SEPA, as so amended, from time to time through March 31, 2012, and at our sole and exclusive option, we may present YA Global with advance notices to purchase up to $35,049,185 of our ordinary shares.  For each ordinary share purchased under the SEPA, YA Global will pay 98% of the lowest daily volume weighted average price of our ordinary shares on the Tel-Aviv Stock Exchange during the five trading day pricing period following the advance notice.

Under Amendment No. 3 to the SEPA, we are obligated to pay YA Global $150,000 in commitment fees on or about February 10, 2011. Amendment No. 4 provides for the payment to YA Global of an additional commitment fee of $375,000 in connection with the amendment, of which $187,500 is payable at the time of the delivery of the next advance notice under the SEPA and the balance of which is payable six months thereafter.  Under the terms of the SEPA, we may at our option issue additional ordinary shares in payment of all or part of the commitment fee payable to YA Global.

Except as so amended, the SEPA as amended by Amendment No. 4 thereto remains in full force and effect.

The entire SEPA, including all amendments, is attached hereto as Exhibit 99.1.

This Form 6-K is hereby incorporated by reference into our Registration Statements on Form F-3  (No. 333- 163196 and 333-169491) and our other effective Registration Statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2010	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Gilboa —————————————— Nati Somekh Gilboa Corporate Secretary